EXHIBIT 12

CUMMINS INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years ended December 31,
In millions	2017	2016	2015	2014	2013
Earnings
Income before income taxes (1)	$2,365	$1,930	$2,025	$2,434	$2,119
Add
Fixed charges	160	148	140	138	112
Amortization of capitalized interest	1	2	2	1	1
Distributed income of equity investees	219	212	248	228	271
Less
Equity in earnings of investees	308	260	273	330	325
Capitalized interest	4	6	3	7	7
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(3)	—	—	—	—
Earnings before fixed charges	$2,436	$2,026	$2,139	$2,464	$2,171

Fixed charges
Interest expense (2)	$81	$69	$65	$64	$41
Capitalized interest	4	6	3	7	7
Amortization of debt discount and deferred costs	3	3	3	3	2
Interest portion of rental expense (3)	72	70	69	64	62
Total fixed charges	$160	$148	$140	$138	$112

Ratio of earnings to fixed charges (4)	15.2	13.7	15.3	17.9	19.4
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(1) For the year ended December 31, 2016, income before income taxes included a $138 million charge related to a loss contingency. For the year ended December 31, 2015, income before income taxes included a $211 million charge related to impairment of light-duty diesel assets, $90 million of restructuring actions and other charges and a $60 million charge related to a loss contingency.
(2) The interest amount in the table above does not include interest expense associated with uncertain tax positions. In 2015, we adopted new rules related to balance sheet debt issuance costs, which resulted in the reclassification of our December 31, 2014, debt balance, reducing our long-term debt by $12 million. In September 2013, we issued $1 billion of senior unsecured debt.
(3) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.
(4) We have not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.